Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.: 132-02838)

Date: December 1, 2020

The following press release was issued by Finance of America Equity Capital LLC on December 1, 2020.

FINANCE OF AMERICA REPORTS PRELIMINARY THIRD QUARTER 2020 RESULTS

– Pretax Income Grew 65% From Prior Quarter And 2020 YTD More Than Quintupled From Prior Year –

– Funded Volume Grew 10% From Prior Quarter And 2020 YTD Increased 68% From Prior Year –

– Raises Full Year 2020 Outlook –

– Investor Call Scheduled For Tuesday, December 1, 2020 At 5:00 pm Eastern Time –

Irving, TX (December 1, 2020): Finance of America Companies, (“Finance of America”) which is expected to complete a business combination with Replay Acquisition Corp. (NYSE: RPLA) (“Replay Acquisition”) that will result in Finance of America becoming a publicly-listed company, reported preliminary quarter ended September 30, 2020 results. Finance of America is a diversified, vertically integrated lending platform. The Company operates in three lending segments: Forward Originations, Reverse Originations, Commercial Originations, and two non-lending segments: Lender Services and Portfolio Management.

Third Quarter 2020 Highlights

•	Total funded volume grew 10% to $9.17 billion, compared to $8.35 billion in the prior quarter
•	Total net rate lock volume rose 37% to $9.29 billion, compared to $6.80 billion in the prior quarter
•	Total revenues increased 30% to $605 million, compared to $465 million in the prior quarter
•	Pre-tax net income grew 65% to $242 million, compared to $147 million in the prior quarter
•	Adjusted EBITDA* was up 54% to $235 million, compared to $153 million in the prior quarter

Year-To-Date 2020 Highlights

•	Total funded volume increased 68% to $22.86 billion, compared to $13.63 billion in 2019
•	Total net rate lock volume grew 78% to $22.3 billion, compared to $12.6 billion in 2019
•	Total revenues rose 95% to $1.25 billion, compared to $644 million in 2019
•	Pre-tax net income grew 451% to $347 million, compared to $63 million in 2019
•	Adjusted EBITDA* improved 319% to $423 million, compared to $101 million in 2019

*See reconciliation of Adjusted EBITDA to Pre-tax net income on Page 6.

“Finance of America’s outstanding third quarter and year-to-date results that have more than quintupled over the prior year demonstrate the power of our diversified lending platform,” stated Patricia Cook, CEO of Finance of America. “Furthermore, our platform continues to benefit from the significant and persistent low interest rates in our forward originations segment. In addition, our other four segments are well positioned for further growth. I want to express my immense gratitude to the team members of Finance of America for their tireless efforts and exceptional ongoing performance. Beyond our accomplishments to date, the entire organization is even more excited to build on value we are creating for all our stakeholders.”

Third Quarter Financial Summary

($ amounts in millions)	Q3’20	Q2’20	Variance (%) Q3’20 vs Q2'20	YTD Q3’20	YTD Q3’19	Variance (%) YTD Q3’20 vs YTD Q3’19
Funded volume	9,170	8,353	10%	22,857	13,633	68%
Net rate lock volume	9,286	6,801	37%	22,303	12,551	78%
Total revenue	605	465	30%	1,258	644	95%
Total expenses	362	319	13%	911	581	57%
Pre-tax net income	242	147	65%	347	63	451%
Net income	242	146	66%	345	61	466%
Adjusted EBITDA(1)	235	153	54%	423	101	319%
Gain on sale margin, Forward originations only	4.69%	4.19%	12%	4.21%	3.30%	28%

(1)	Reflects updated year-to-date information. See reconciliation of Adjusted EBITDA to Pre-tax net income on Page 6.

Discussion of Third Quarter 2020 Results:

•	Earned a record $242 million, an increase of 65% over the prior quarter, and $347 million year-to-date, an increase of more than five times the prior year.

•	Benefited from record origination volume of $9,170 million (funded volume) and $9,286 million (net lock volume) and continuing strong gain on sale margins.

•	Successfully resumed Commercial Originations with strong market response and growth.

2

•	Completed nine asset securitizations in Portfolio Management segment for $2,650 million through October 2020, including non-agency reverse mortgage, rehab/construction commercial loans and HECM buyout loans.

Balance Sheet Highlights

($ amounts in millions)	September 30, 2020	December 31, 2019
Cash and cash equivalents	205	118
Total Assets	19,022	16,584
Total Liabilities	18,008	15,913
CRNCI and Member’s Equity	1,014	671

•	Cash and cash equivalents increased $87 million.

•	Total assets and liabilities have grown $2,438 million and $2,095 million, respectively, during 2020 primarily as a result of the growth in our mortgage loans held for sale and related interest-rate lock pipeline of $741 million and securitized mortgage loans held for investment of $1,670 million.

•	Retention of originated mortgage servicing rights (MSRs) portfolio increased by $98 million during 2020. Increases in these assets were partially offset by a reduction in unsecuritized loans held for investment of $430 million.

•	Combined CRNCI (Contingently Redeemable Noncontrolling Interest) and Member’s Equity grew $343 million through September 2020 primarily as a result of $345 million of net income for the year.

Segment Results

Forward Originations

The Forward Originations segment generates revenue through fee income from loan originations and gain on sale of mortgage loans into the secondary market.

($ amounts in millions)	Q3’20	Q2’20	Variance (%) Q3’20 vs Q2’20	YTD Q3’20	YTDQ3’19	Variance (%) YTD Q3’20 vs YTD Q3’19
Funded volume	8,454	7,582	12%	20,257	10,997	84%
Net rate lock volume	9,286	6,801	37%	22,303	12,551	78%
Revenue	444	333	33%	925	383	142%
Gain on sale margin	4.69%	4.19%	12%	4.21%	3.30%	28%
Pre-tax net income	204	117	74%	331	18	1739%

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•	Produced record originations of $8,454 million (funded volume) and $9,286 million (net rate lock volume) and pre-tax net income of $204 million during the third quarter. Pre-tax earnings grew 74% sequentially over the prior quarter.

•	Year to date, funded volume has grown 84% and net rate lock volume has increased 78% compared to the prior year. Pre-tax net income of $331 million through September 30 has grown over eighteen times compared to prior year.

•	Growth in segment profitability has been a function of the overall robust mortgage market as well as increased gain on sale margins and Company productivity.

Reverse Originations

The Reverse Originations segment generates revenue and earnings in the form of net origination gains and origination fees earned on the origination of reverse mortgage loans.

($ amounts in millions)	Q3’20	Q2’20	Variance (%) Q3’20 vs Q2’20	YTD Q3’20	YTD Q3’19	Variance (%) YTD Q3’20 vs YTD Q3’19
Funded volume	626	770	-19%	2,052	1,801	14%
Revenue	49	55	-11%	139	108	29%
Pre-tax net income	24	33	-27%	74	52	42%

•	Reverse Originations earned Pre-tax net income of $24 million during the third quarter compared to $33 million in the prior quarter.

•	Year to date, funded volume grew 14% and pre-tax net income increased 42% from the prior year.

•	The reduction in Pre-tax net income in the third quarter corresponded primarily to lower funded loan originations. Compared to prior year, the Reverse Originations segment benefited from higher originations and net origination gains.

Commercial Originations

The Commercial Originations segment provides business purpose lending solutions for residential real estate investors. The Commercial Originations segment generates revenue and earnings in the form of net origination gains and origination fees earned on the origination of mortgage loans.

($ amounts in millions)	Q3’20	Q2’20	Variance (%) Q3’20 vs Q2’20	YTD Q3’20	YTD Q3’19	Variance (%) YTD Q3’20 vs YTD Q3’19
Funded volume	90	1	8900%	548	835	-34%
Revenue	5	0	500%	24	46	-48%
Pre-tax net income (loss)	-2	-6	67%	-5	10	-150%

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•	Commercial Originations temporarily suspended loan originations in March 2020 as a result of market uncertainty during the initial stages of the COVID-19 pandemic. Loan originations resumed in June and grew steadily in the third quarter.

•	Third quarter segment results were a loss of $2 million, improving over the prior quarter when originations were deferred.

Portfolio Management

The Portfolio Management segment generates revenue and earnings in the form of gain on sale of loans, fair value gains, interest income, servicing income, fees for underwriting, advisory and valuation services and other ancillary fees.

($ amounts in millions)	Q3’20	Q2’20	Variance (%) Q3’20 vs Q2’20	YTD Q3’20	YTD Q3’19	Variance (%) YTD Q3’20 vs YTD Q3’19
Assets under management	16,639	16,145	3%	16,639	14,626	14%
Revenue	42	39	8%	31	49	-37%
Pre-tax net income (loss)	19	18	6%	-30	5	-700%

•	Assets under management grew $494 million compared to the prior quarter as a result of growth in retained reverse mortgage and commercial investor loans, resulting in an 8% growth in revenue.

•	Year-to-date revenue and pre-tax net income decreased from the prior year due to fair value adjustments on loans and securities held for investment.

Lender Services

The Lender Services business generates revenue and earnings in the form of fees. Lender Services supports over 1,000 third party clients across the lending industry.

($ amounts in millions)	Q3’20	Q2’20	Variance (%) Q3’20 vs Q2’20	YTD Q3’20	YTD Q3’19	Variance (%) YTD Q3’20 vs YTD Q3’19
Revenue	53	44	20%	139	79	76%
Pre-tax net income	8	5	60%	15	4	275%

•	The Lenders Services segment earned $8 million during the third quarter primarily as a result of strong title agency and underwriting revenue and seasonal growth in student loan fulfillment earnings.

•	Year-to-date pre-tax net income increased 275% over prior year as a result of strong title agency and underwriting revenue related to the overall robust mortgage market.

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Reconciliation to GAAP:

($ amounts in millions)	Q3’20	Q2’20	YTD Q3’20	YTD Q3’19
Pre-tax net income	242	147	347	63
Adjustments for:
Change in fair value of loans and securities HFI due to market/model assumption changes	-17	0	54	18
Interest expense on non-funding debt	0	2	3	2
Depreciation, amortization, and other impairments	2	2	7	6
Other fair value adjustments on earnouts	0	0	0	0
Shared based compensation	-	-	-	3
Change in fair value of minority investments	-	-	-	-1
Certain non-recurring costs	8	2	12	10
Adjusted EBITDA	235	153	423	101

2020 Outlook

Based on current business conditions, origination trends and other factors, the Company is raising its previously provided 2020 pre-tax net income outlook to now range from $435 million to $495 million, from $393 million and adjusted EBITDA to range from $535 million to $565 million from $478 million.

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Finance of America Equity Capital LLC and Subsidiaries

Consolidated Statements of Financial Position

(Amounts in $000s)

	09/30/2020	12/31/2019
	(unaudited)
ASSETS
Cash and cash equivalents	$205,444	$118,083
Restricted cash	308,311	264,581
Reverse mortgage loans held for investment, subject to HMBS obligations, at fair value	9,811,263	9,480,504
Mortgage loans held for investment, subject to nonrecourse debt, at fair value	5,180,911	3,511,212
Mortgage loans held for investment, at fair value	984,475	1,414,073
Mortgage loans held for sale, at fair value	1,893,555	1,251,574
Debt securities, at fair value	13,368	114,701
Mortgage servicing rights, at fair value	100,539	2,600
Derivative assets, at fair value	114,563	15,553
Fixed assets and leasehold improvements, less accumulated depreciation and amortization	25,784	26,686
Goodwill	121,754	121,137
Intangible assets, net	16,855	18,743
Due from related parties	1,171	2,814
Other assets	244,023	241,840
Total Assets	$19,022,016	$16,584,101

LIABILITIES
HMBS related obligations, at fair value	$9,662,342	$9,320,209
Nonrecourse debt, at fair value	5,064,324	3,490,196
Other secured lines of credit	2,924,269	2,749,413
Payables and accrued liabilities	356,929	326,176
Notes payable	145	27,313
Total Liabilities	18,008,009	15,913,307

CRNCI	165,022	187,981
Member's equity	848,985	482,813
Total Liabilities, CRNCI and Member's Equity	$19,022,016	$16,584,101

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Finance of America Equity Capital LLC and Subsidiaries

Consolidated Statements of Operations

(Amounts in $000s)

	Three Months	Three Months	Nine Months	Nine Months
	09/30/2020	06/30/2020	09/30/2020	09/30/2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES
Gain on mortgage loans held for sale, net	$407,926	$298,291	$836,901	$342,514
Net fair value gains on mortgage loans and related obligations	95,955	112,303	221,638	236,891
Fee income	116,905	76,627	263,488	140,522
Net interest expense:
Interest income	9,937	11,507	29,615	27,073
Interest expense	(25,935)	(33,298)	(93,165)	(103,072)
Net interest expense	(15,998)	(21,791)	(63,550)	(75,999)
Total Revenues	604,788	465,430	1,258,477	643,928

EXPENSES
Salaries, benefits and related expenses	240,381	230,275	615,034	378,420
Occupancy, equipment rentals and other office related expenses	8,184	7,208	22,795	23,358
General and administrative expenses	113,804	81,214	273,584	179,630
Total Expenses	362,369	318,697	911,413	581,408

Net income before taxes	242,419	146,733	347,064	62,520

Provision for income taxes	808	448	1,574	1,206
Net income	241,611	146,285	345,490	61,314

CRNCI	(4,953)	(2,619)	(22,959)	16,518
Noncontrolling interest	276	570	1,076	540
Net income attributable to FOA Equity Capital LLC	$246,288	$148,335	$367,373	$44,256

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Finance of America Equity Capital LLC and Subsidiaries

Consolidated Statement of Changes in Member's Equity

(Amounts in $000s)

	Member's Equity	NC Interests	AOCI	Total
Balance at December 31, 2019	$482,719	$145	$(51)	$482,813
Net Income	367,373	1,076	-	368,449
Member contributions	502	-	-	502
Member distributions	(1,804)	(1,012)	-	(2,816)
Foreign currency translation	-	-	37	37
Balance at September 30, 2020	$848,790	$209	$(14)	$848,985

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Webcast and Conference call

Management will host a webcast and conference call on Tuesday, December 1, 2020 at 5:00 pm ET to discuss the Company’s results for the third quarter ending September 30, 2020.

The conference call will be made available in the Investors section of the Company's website at https://www.financeofamerica.com/. To listen to a live broadcast, go to the site at least 15 minutes prior to the scheduled start time in order to register.

The conference call can also be accessed by the following dial-in information:

•	1-877-407-0784 (Domestic)
•	1-201-689-8560 (International)

Replay

A replay of the call will also be available on the Company's website approximately two hours after the live call through December 15, 2020. To access the replay, dial 1-844-512-2921 (United States) or 1-412-317-6671 (international). The replay pin number is 13713598. The replay can also be accessed on the investors section of the Company's website at https://www.financeofamerica.com/investors/.

About Finance of America

Finance of America is a diversified, vertically integrated lending platform. Product offerings include mortgages, reverse mortgages, and loans to residential real estate investors distributed across retail, third party network, and digital channels. In addition, Finance of America offers complementary lending services to enhance the customer experience, as well as capital markets and portfolio management capabilities to optimize distribution to investors. The company is headquartered in Irving, TX, with the support of leading global asset manager, The Blackstone Group. www.financeofamerica.com

About Replay Acquisition Corp.

Founded by Edmond Safra, Gregorio Werthein and Gerardo Werthein, Replay Acquisition Corp. is a NYSE-listed blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses on industries believed to have favorable prospects and a high likelihood of generating strong risk-adjusted returns for its shareholders. These industries include consumer, telecommunications and technology, energy, infrastructure, financial services and real estate, among others. www.replayacquisition.com

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Finance of America Companies Inc. (“FoA Inc.”) has filed a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus with the SEC. Replay Acquisition’s shareholders and other interested persons are advised to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Replay Acquisition as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: info@replayacquisition.com.

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Participants in the Solicitation

Replay Acquisition and its directors and executive officers may be deemed participants in the solicitation of proxies from Replay Acquisition’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Replay Acquisition will be included in the proxy statement/prospectus for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Finance of America and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Replay Acquisition in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition and Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition and Finance of America, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Replay Acquisition’s shares of common stock on the NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Finance of America or Replay Acquisition may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Replay Acquisition for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Replay Acquisition’s other filings with the SEC. Replay Acquisition and Finance of America caution that the foregoing list of factors is not exclusive. Replay Acquisition and Finance of America caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Replay Acquisition and Finance of America disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

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No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Non-GAAP Financial Measures

We define Adjusted EBITDA as earnings before change in fair value of loans and securities held for investment due to market or model assumption changes, interest on non-funding debt, depreciation, amortization and other impairments, other fair value adjustments on earnouts, share-based compensation, change in fair value of minority investments and certain non-recurring costs. We manage our Company by each of our operating and non-operating segments: Loan Originations (made up of Forward, Reverse, and Commercial Originations segments), Portfolio Management, Lender Services and Corporate and Other. We evaluate the performance of our segments through the use of Adjusted EBITDA as a non-GAAP measure. Management considers Adjusted EBITDA important in evaluating our business segments and the Company as a whole. Adjusted EBITDA is a supplemental metric utilized by our management team to assess the underlying key drivers and operational performance of the continuing operations of the business and our operating segments. In addition, analysts, investors, and creditors may use these measures when analyzing our operating performance. Adjusted EBITDA is not a presentation made in accordance with GAAP and our use of this measure and term may vary from other companies in our industry.

Adjusted EBITDA provides visibility to the underlying operating performance by excluding the impact of certain items, including income taxes, interest expense on non-funding debt, depreciation of fixed assets, amortization of intangible assets and other impairments, share-based compensation, changes in fair value of loans and securities held for investment due to market or model assumption changes, change in fair value of minority investments, and other non-recurring costs that management does not believe are representative of our core earnings. Adjusted EBITDA may also include other adjustments, as applicable based upon facts and circumstances, consistent with our intent of providing a supplemental means of evaluating our operating performance.

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Adjusted EBITDA should not be considered as an alternate to (i) net income (loss) or any other performance measures determined in accordance with GAAP or (ii) operating cash flows determine in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. The Company’s definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Contacts:

For Finance of America Media: pr@financeofamerica.com

For Finance of America Investor Relations: ir@financeofamerica.com

For Replay Acquisition Corp.: info@replayacquisition.com

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

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Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

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These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

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